CONSENT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

We consent to the use in this Registration Statement on Form 40-F of First Majestic Silver Corp. (“First Majestic”) of (1) our report dated March 19, 2010 relating to the consolidated financial statements of First Majestic for the years ended December 31, 2009 and 2008; (2) our report dated March 31, 2009 related to the consolidated financial statements of First Majestic for the years ended December 31, 2008 and 2007; and (3) our report dated November 22, 2010 relating to the reconciliation to United Stated Generally Accepted Accounting Principles of First Majestic’s consolidated financial statements, appearing in Exhibits 99.4, 99.7, and 99.9, respectively, to this Registration Statement on Form 40-F dated November 22, 2010.

/s/ Deloitte & Touche LLP

Independent Registered Chartered Accountants
Vancouver, Canada
November 22, 2010